SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. l 3d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The reported securities were issued in connection with the Term Loan Amendment described in the Current Report on Form 8-K filed by Quantum Corporation (the “Issuer” or the “Company”) (CIK: 0000709283) on June 6, 2023. For more information on the warrants, please refer to the previously referenced Form 8-K. The securities are held by certain funds and accounts for which the Reporting Person serves as investment manager, advisor or sub-advisor, including (i) OC II FIE V LP, which holds 2,980,860 shares of common stock par value $0.01 per share (the “Common Stock”) and warrants to purchase 6,525,289 shares of Common Stock and (ii) OC III LVS XL LP, which holds 7,267,462 shares of Common Stock and warrants to purchase 1,250,000 shares of Common Stock. The Reporting Person disclaims beneficial ownership in the reported securities, except to the extent of its pecuniary interest therein.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 93,698,287 outstanding shares of the Issuer’s Common Stock as of May 30, 2023, as reported by the Issuer in its annual report on Form 10-K filed on June 6, 2023, plus (ii) the exercise of the warrants held by OC II FIE V LP and OC III LVS XL LP.

CUSIP No. 747906501

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, and Amendment No. 4 to Schedule 13D filed with the SEC on June 14, 2023 (together with Amendment No. 5, this “statement”) relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

Item 2.  Identity and Background.

The information set forth below is hereby added to Item 2:

On June 16, 2023, PIMCO entered into a settlement agreement with the SEC relating to certain disclosures in the 2014 and 2015 annual shareholder reports of PIMCO Global StocksPLUS & Income Fund (“PGP”) regarding PGP’s use of paired interest rate swaps in its portfolio. Under the terms of the settlement, PIMCO agreed to pay to the SEC a civil monetary penalty in the amount of $6.5 million. Prior to the SEC’s investigation, PIMCO had updated the disclosures in PGP’s 2016 annual shareholder report.

On June 16, 2023, PIMCO entered into a settlement agreement with the SEC relating to an error in the fee waiver calculation used by PIMCO’s third-party vendor that caused certain advisory fees to be under-waived from April 2011 to November 2017 and charged to PIMCO All Asset All Authority Fund (“A4”). Under the terms of the settlement, PIMCO agreed to pay to the SEC a civil monetary penalty in the amount of $2.5 million. Prior to the SEC’s investigation, PIMCO had identified the error, publicly disclosed the issue and implemented a plan that reimbursed A4 and its shareholders for any losses associated with the fee waiver miscalculation. In addition, PIMCO has enhanced its policies and procedures relating to its oversight of the third-party vendor’s advisory fee calculations.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby supplemented by adding the following additional information:

(c) The Reporting Person has not engaged in any transactions in the Issuer’s Common Stock since the filing of Amendment No. 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Bijal Parikh
Name: Bijal Parikh Title: Executive Vice President